FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:         “No majority in favor of banning key crop protection technology”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Daniel Braxton Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, March 15, 2013

No majority in favor of banning key crop protection technology

Syngenta today responded to the failure of the European Commission to win support for an EU-wide ban on neonicotinoid pesticides. A majority of Member States refused to support the proposal to restrict their use on all bee attractive crops. The Commission must now decide whether to appeal the decision or amend its proposal.

Syngenta Chief Operating Officer, John Atkin, said: “We are pleased that EU Member States did not support the European Commission’s shamefully political proposal. Restricting the use of this vital crop protection technology will do nothing to help improve bee health.”

Syngenta has repeatedly highlighted that the European Commission tried to justify its actions on the basis of a hurried and highly theoretical review by the European Food Safety Agency (EFSA). This review made fundamental mistakes which led to a serious over-estimation of the amount of pesticide bees are exposed to under field conditions. It also ignored key studies and independent monitoring by governments which prove the safety of neonicotinoid pesticides.

The decline in bee health is one of the biggest challenges facing agriculture. However, even the European Commission’s own data show that pesticides play a negligible role compared to diseases, viruses and loss of habitat.

Syngenta urged the European Commission to broaden efforts to tackle the real causes of the decline in bee health rather than continuing to focus on neonicotinoid pesticides, which deliver significant socio-economic and environmental benefits.

Syngenta has, for many years, supported bee health through Operation Pollinator www.operationpollinator.com. Syngenta’s business is based upon biodiversity, including thriving pollinators, and the company remains committed to enhancing ecosystems wherever it operates in the world.

Syngenta is one of the world’s leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – March 15, 2013 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 15, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration